Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for January 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for January 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In January 2016, the combined passenger traffic (measured by revenue passenger kilometres (“RPK”)) of the Group continued to increase as compared to the same period last year (a year-on-year (“YoY”) basis) and to last month (a month-on-month (“MoM”) basis), respectively. Compared to the same period last year, passenger capacity (measured by available seat kilometers(“ASK”)) increased by 10.69%. Of which, passenger capacity for domestic routes increased by 4.62%, passenger capacity on regional routes increased by 0.05% and passenger capacity for international routes increased by 30.17%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic increased by 10.54%. Of which, passenger traffic for domestic routes increased by 3.64%, passenger traffic on regional routes decreased by 1.10% and passenger traffic on international routes increased by 32.24%, respectively as compared to the same period last year. The passenger load factor was 78.24%, representing a decrease of 0.10 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional routes decreased by 0.73 percentage point and 0.84 percentage point as compared to the same period last year, respectively, while the passenger load factor for international routes increased by 1.26 percentage points as compared to the same period last year.

In terms of cargo operations, in January 2016, cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased as compared to the same period last year and to last month, respectively. Cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 16.93%, cargo and mail traffic increased by 22.43% as compared to the same period last year. The cargo load factor was 51.85%, representing an increase of 2.33 percentage points as compared to the same period last year.

In January 2016, the Group introduced three B737-800 aircraft, and retired two aircraft, including termination of a lease of one A319 and disposal of one B757. As of the end of January 2016, the Group operated a fleet of 668 aircraft.

KEY OPERATION DATA OF JANUARY 2016

Capacity	January 2016	MoM Change (%)	YoY Change (%)	Cumulative 2016	YoY Change (%)

RPK (in million)
Domestic	11249.26	8.13	3.64	11249.26	3.64
Regional	280.47	7.01	-1.10	280.47	-1.10
International	4763.43	7.47	32.24	4763.43	32.24
Total	16293.16	7.92	10.54	16293.16	10.54
RTK (in million)
Domestic	1149.01	6.68	4.40	1149.01	4.40
Regional	26.24	4.91	-1.70	26.24	-1.70
International	781.75	3.71	29.11	781.75	29.11
Total	1957.00	5.45	12.94	1957.00	12.94
RTK - Cargo and Mail (in million)
Domestic	163.06	8.25	14.12	163.06	14.12
Regional	1.89	6.33	0.22	1.89	0.22
International	365.40	0.87	26.69	365.40	26.69
Total	530.35	3.05	22.43	530.35	22.43
Passengers carried (in thousand)
Domestic	7454.01	6.16	2.18	7454.01	2.18
Regional	210.92	6.03	4.61	210.92	4.61
International	1138.53	10.33	29.03	1138.53	29.03
Total	8803.46	6.68	5.07	8803.46	5.07
Cargo and mail carried (in thousand tonnes)
Domestic	99.81	7.31	14.34	99.81	14.34
Regional	1.70	5.20	-1.21	1.70	-1.21
International	41.93	0.15	22.15	41.93	22.15
Total	143.44	5.09	16.30	143.44	16.30

Capacity	January 2016	MoM Change (%)	YOY Change (%)	Cumulative 2016	YOY Change (%)

ASK (in million)
Domestic	14528.61	6.82	4.62	14528.61	4.62
Regional	387.42	4.12	0.05	387.42	0.05
International	5909.32	4.65	30.17	5909.32	30.17
Total	20825.35	6.14	10.69	20825.35	10.69
ATK (in million)
Domestic	1702.77	7.43	4.69	1702.77	4.69
Regional	46.90	4.14	2.91	46.90	2.91
International	1147.54	4.79	28.08	1147.54	28.08
Total	2897.22	6.32	12.82	2897.22	12.82
ATK - Cargo and Mail (in million)
Domestic	395.20	9.52	4.92	395.20	4.92
Regional	12.04	4.21	12.21	12.04	12.21
International	615.70	4.91	26.32	615.70	26.32
Total	1022.93	6.63	16.93	1022.93	16.93

Load Factor	January 2016	MoM Change (percentage point)	YOY Change (percentage point)	Cumulative 2016	YOY Change (percentage point)

Passenger Load Factor (RPK/ASK) (%)
Domestic	77.43	1.23	-0.73	77.43	-0.73
Regional	72.39	2.78	-0.84	72.39	-0.84
International	80.61	2.69	1.26	80.61	1.26
Total	78.24	1.67	-0.10	78.24	-0.10
Cargo and Mail Load Factor (%)
Domestic	41.26	-0.49	3.33	41.26	3.33
Regional	15.72	0.32	-1.88	15.72	-1.88
International	59.35	-2.37	0.17	59.35	0.17
Total	51.85	-1.8	2.33	51.85	2.33
Overall Load Factor (RTK/ATK) (%)
Domestic	67.48	-0.70	-0.19	67.48	-0.19
Regional	55.94	0.74	-2.62	55.94	-2.62
International	68.12	-1.04	0.54	68.12	0.54
Total	67.55	-0.82	0.07	67.55	0.07

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

22 February 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.